EXHIBIT 4.20
                              CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into this ___ day of October 2000 (the "Effective Date"), by and between SGI International, a Utah corporation ("SGI") and James Warwick ("Consultant").

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") to SGI. Such Services will include, but not be limited to:

o Assist the Company in choosing the lowest price engineer/construction firm for the CDL upgrade unit. Coordinate the activities associated with engineering, construction and start up of the CDL upgrade unit and the activities associated with the start up of the ENCOAL plant.

Assist the VP of LFC Operations in the engineering, construction and testing of the new equipment being added to the ENCOAL plant. Responsibility for the start up of the CDL upgrade unit.

Responsibility to insure that TEC for CDL upgrade unit is within budget established in the Cinergy/SGI negotiations. Responsibility to insure that CDL upgrade unit produces on spec products in the quantities anticipated at no additional cost to SGI.

Such other services as may be requested by SGI.

2. Payment for Services.

a) Consulting Fee. SGI agrees to pay Consultant for the Services at the rate of One Hundred Fifty Dollars ($150.00) per hour, plus travel expenses (traveling rate charge will be half the standard hourly rate), plus 25,000 shares per month (144 Restricted Stock) during the term of this Agreement no matter how many hours Consultant works during that month. Consultant shall be paid by SGI within fifteen (15) days of receipt of an acceptable invoice from Consultant. The restricted stock shall be issued at the end of each calendar quarter.

b) Expenses. Consultant shall be reimbursed for reasonable expenses, including, but not limited to, travel, long distance telephone charges, and mileage at the rate of $0.325 a mile for all business travel.

c) Invoices. Consultant shall invoice SGI bi-weekly for Services actually rendered. The invoice will describe the work performed during such period, set out the hours of work by day and by task, and reflect the amount and details of any expenses. Consultant agrees that SGI may audit the billing and expense documentation for a period of one year from the date of the invoice submittal. All invoices will be paid as described above.

3. Personal Service Contract. SGI and Consultant agree that the Services will be performed personally by Consultant. If the services are not performed by Consultant, then SGI has the right to terminate this Agreement immediately.

4. Obligations of SGI. SGI agrees to make available to Consultant, upon reasonable notice, an office, telephone, computer, computer programs, combination printer-scanner-fax machine, data, and any other resources required by Consultant to complete the Services. All equipment supplied is to be returned at the end of the contract or retained with a buy-out at a mutually agreeable price.

5. Term. This Agreement shall be effective and shall continue for a period from the Effective Date through the completion of all Services stated in Paragraph 1. Either party may terminate this Agreement by giving three (3) days advance written notice to the other party in its sole discretion for cause at any time, which shall include the failure of Consultant to make progress in performing the Services.

6. Ownership. Consultant agrees that SGI and an affiliate (LFC Technologies) are the owners of all right, title and interest in the technical information, data and business information and data (the "Proprietary Information") relating to the business of SGI and to the LFC Process, and
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to the drying, cleaning and other processing of coal, as well as any developments or improvement related thereto, and as well as any related process control technology, computational techniques or related trade secrets or intellectual property. SGI shall also own all other commercial information, technical information and related material used by, developed for, or paid for, by it in connection with the performance of any Services provided by Consultant before or after the date set forth above.

7. Reporting. Consultant shall report to and receive work direction as to the Services from the Executive Vice President and President of SGI.

8. Confidentially and Disclosure.

a. Disclosure. Consultant desires to have the Proprietary Information disclosed to him to enable him to render the Services to SGI. SGI is prepared to make such Proprietary Information, as it deems necessary, available to Consultant for the aforesaid purpose on the following understanding:

For the purpose of the Agreement:

The term "Proprietary Information" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in written publication, and shall not include information which is only available by a substantial searching of the published literature, and information the substance of which must be pieced together from a number of different publications and sources;

(ii) is known to Consultant from sources other than SGI or its Affiliates prior to the receipt of the same hereunder from SGI or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from a third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) "Affiliate(s)" of SGI shall mean any person or entity directly or indirectly controlling, controlled by or under common control with SGI.

(v) "Developments" shall mean and include inventions, discoveries, modifications, and improvements, whether patentable or not, together with the physical embodiment of the same whether copyrightable or not, related to SGI's business.

Notwithstanding anything herein to the contrary in this Agreement, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others, subject to the obligations of Consultant set forth hereinafter.

b. Confidentiality. Consultant agrees to hold the Proprietary Information in confidence and not to reproduce or disclose it to others nor to use it except as herein authorized in writing or as may later be authorized in writing by SGI.

c. Usage. Both parties agree that the Consultant may use such Proprietary Information in connection with, but only in connection with, providing Services to SGI.

9. Purchase Order and Contract Authorization. SGI hereby delegates to Consultant the responsibility for reviewing and negotiating purchase orders and contracts for the purchase of goods, materials, equipment and services as described in Section 1 of this Agreement.

10. Warranties. Consultant hereby warrants that he will carry out his work in accord with generally accepted professional practices applicable to the services.
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11. Termination. This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated in writing by either party providing the other party at any time with thirty (30) days advance written notice of termination.

12. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to SGI. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Except as described in Section 9, Consultant shall have no power to commit or bind SGI in any manner whatsoever. SGI shall defend, indemnify and hold the Consultant harmless against any claim, loss or liability, including reasonable attorney's fees, for personal injury or bodily injury, damage to property, or other claims of any third party arising out of any negligent act or omission on SGI's part, as well as on the part of its employees, subcontractors, and agents in and during the performance of the Services.

13. Limitation of Liability. In no event shall either of the parties hereto be liable to the other for the payment of any consequential, indirect, or special damages, including lost profits.

14. Injunctive Relief. It is hereby understood and agreed that damages are an inadequate remedy in the event of a breach by Consultant of the Confidentiality provisions of this Agreement and that any such breach by Consultant will cause SGI great and irreparable injury and damage. Accordingly, Consultant agrees that SGI shall be entitled, without waiving any additional rights or remedies otherwise available to SGI at law or in equity or by statute, and without posting any bond, to obtain injunctive or other equitable relief in the event of a breach or intended or threatened breach by Consultant of such provisions.

15. Assignment. Consultant shall not assign or subcontract the whole or any part of this Agreement without SGI's written consent, which can be withheld for any reason.

16. Conflicting Assignments. During the term of this Agreement, Consultant shall not accept conflicting assignments, which would put Consultant in a position where he would be rendering advice or providing information to any party who might be a potential competitor of SGI presently or in the future, nor shall Consultant provide any advice, which might disclose any Developments or Proprietary Information.

17. Disputes. If any dispute of any kind arises between the parties with respect to the Consultant's performance under this Agreement, then the dispute shall be submitted to arbitration in San Diego, California to the American Arbitration Association ("AAA"). The dispute shall be submitted to an arbitrator selected from a panel of arbitrators submitted to the parties by the AAA. If the parties fail to agree on an arbitrator, the AAA shall appoint an arbitrator and in the absence of such appointment, the parties may request an appointment by making an application to the San Diego Superior Court to order an appointment. Reasonable discovery, including but not limited to depositions and interrogatories, shall be allowed in any such arbitration. The decision of the arbitrator shall be binding and enforceable to the same extent as if the award were made by a court of competent jurisdiction.

18. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty-eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto from time to time designate in writing to the other party.

SGI: SGI International
1200 Prospect, Suite 325
La Jolla, California 92037
Attn: Richard J. Gibbens

Consultant: James Warwick
7 Scott Lane, Rd 2
Doylestown, PA 18901

19. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

20. Entire Agreement and Amendments. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.

21. Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

22. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

                                                SGI Consultant

SGI International
a Utah Corporation

By: /S/ RICHARD J. GIBBENS                      By: JAMES WARWICK
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Richard J. Gibbens                              James Warwick